SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 24, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the offering of $1,500,000,000 3.400% Senior Notes due 2013, $1,500,000,000 5.625% Senior Notes due 2020 and $750,000,000 Floating Rate Notes due 2013 issued by The Royal Bank of Scotland plc and guaranteed by The Royal Bank of Scotland Group plc, the company is filing the following opinions of counsel solely for incorporation into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01):

5.1 Opinion of Dundas & Wilson CS LLP

5.2 Opinion of Davis Polk & Wardwell LLP

Exhibit 5.1

Our ref               DIC/RBG001.0232
Your ref               -

The Royal Bank of Scotland plc The Royal Bank of Scotland Group plc 36 St Andrew Square Edinburgh EH2 2YB	24 August 2010

Dear Sirs

We have acted as solicitors in Scotland for The Royal Bank of Scotland plc (the Company) and The Royal Bank of Scotland Group plc (RBSG) in connection with (i) the Underwriting Agreement dated as of 17 August 2010 (the Base Underwriting Agreement) between you and the representative of certain underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company $1,500,000,000 aggregate principal amount of the Company’s 3.400% Senior Notes due 2013 (the 2013 Fixed Rate Senior Notes), $1,500,000,000 aggregate principal amount of the Company’s 5.625% Senior Notes due 2020 (the 2020 Fixed Rate Senior Notes, and together with the 2013 Fixed Rate Senior Notes, the Fixed Rate Senior Notes) and $750,000,000 aggregate principal amount of the Company’s Floating Rate Notes due 2013 (the Floating Rate Notes and, together with the Fixed Rate Senior Notes, the Senior Notes) guaranteed by RBSG (the Guarantees and, together with the Senior Notes, the Securities), (ii) the Pricing Agreement dated as of 17 August 2010 (the August 17 Pricing Agreement) and (iii) the Pricing Agreement dated as of 20 August 2010 (the August 20 Pricing Agreement and, together with the August 17 Pricing Agreement and the Base Underwriting Agreement, the Underwriting Agreement).  The Securities are to be issued pursuant to the provisions of the amended and restated indenture dated as of 13 August 2010 (the Indenture) among the Company, RBSG and The Bank of New York Mellon, London Branch, as trustee.  The interest on the Floating Rate Notes will be calculated pursuant to the calculation agency agreement dated 24 August 2010 among the Company, RBSG and The Bank of New York Mellon, London Branch, as calculation agent.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Securities have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company and RBSG, enforceable against the Company and RBSG in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Donald Cumming

partner, for and on behalf of Dundas & Wilson CS LLP

Exhibit 5.2

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

August 24, 2010

The Royal Bank of Scotland plc
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for The Royal Bank of Scotland plc (the “Company”) and The Royal Bank of Scotland Group plc (the “Group”), each a public limited company organized under the laws of Scotland, in connection with (i) the Underwriting Agreement dated as of August 17, 2010 (the “Base Underwriting Agreement”) with the underwriters (the “Underwriters”) identified in the Pricing Agreement dated as of August 17, 2010 (the “August 17 Pricing Agreement”) under which the Underwriters have severally agreed to purchase from the Company $1,500,000,000 aggregate principal amount of the Company’s 3.400% Senior Notes due 2013 (the “2013 Fixed Rate Senior Notes”), $1,500,000,000 aggregate principal amount of the Company’s 5.625% Senior Notes due 2020 (the “2020 Fixed Rate Senior Notes”, and together with the 2013 Fixed Rate Senior Notes, the “Fixed Rate Senior Notes”) and $750,000,000 aggregate principal amount of the Company’s Floating Rate Notes due 2013 (the “Floating Rate Notes” and, together with the Fixed Rate Senior Notes, the “Senior Notes”) guaranteed by the Group (the “Guarantees” and, together with the Senior Notes, the “Securities”), (ii) the August 17 Pricing Agreement and (iii) the Pricing Agreement dated as of August 20, 2010 (the “August 20 Pricing Agreement” and, together with the August 17 Pricing Agreement and the Base Underwriting Agreement, the “Underwriting Agreement”).  The Securities are to be issued pursuant to the provisions of the amended and restated indenture dated as of August 13, 2010 (the “Indenture”) among the Company, the Group and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”). The interest on the Floating Rate Notes will be calculated pursuant to the calculation agency agreement dated August 24, 2010 among the Company, the Group and The Bank of New York Mellon, London Branch, as Calculation Agent.

We, as your counsel, have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and the Group and such other documents and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Securities have been duly authorized, executed and delivered by the Company and the Group insofar as Scots law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of the Company and the Group entitled to the benefits of the Indenture, enforceable against the Company and the Group in accordance with their terms.

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.

Our opinion is subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company and the Group, dated as of August 24, 2010, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours, /s/ Davis Polk & Wardwell LLP

Davis Polk & Wardwell LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor
Name:	Rajan Kapoor
Title:	Group Chief Accountant

August 24, 2010